ACT IAA
SECTION 203(b)(3)
RULE
PUBLIC AVAILABILITY 7/10/02

July 10, 2002
IM Ref. No. 2002791136
Thomson Financial Inc.
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

By letter dated July 9, 2002, you request our assurance that we would not recommend enforcement action to the Commission under Section 203(a) of the Investment Advisers Act of 1940 ("Advisers Act") against certain unregistered investment advisers if they provide biographical and contact information about themselves to Thomson Financial Inc. ("Thomson") for inclusion in password-protected Internet websites that Thomson maintains.

FACTS

You state that Thomson's business includes providing the investment industry with data, analysis, and information tools through its programs "ShareWatch™" and "BondWatch™" (together, the "Services"). You state that ShareWatch™ focuses on information about the equity holdings of entities such as mutual funds, pension plans, insurance companies, and variable annuity products (collectively, "Companies") and BondWatch™ focuses on information about the fixed-income holdings of the Companies.[1] The Services also provide information about the Companies' investment managers, such as their names, telephone numbers, fax numbers, e-mail addresses, subaccounts managed, and biographical data.[2] You state that the Services do not include any reports or information designed to sell funds or other investment management products and services.

According to your letter, the Services are tools designed to help broker-dealers identify and communicate directly with buyers, owners, and sellers of securities for whom the broker-dealers seek to execute securities transactions. You state that Thomson makes the Services available exclusively to: (1) the institutional sales and trading desks of registered broker-dealers to streamline their communication with institutional investors for brokerage services, and (2) a small number of fund managers who use the Services to monitor the portfolio holdings of competing funds with similar investment strategies. You state that Thomson will continue to make the Services available exclusively to such entities for these purposes.[3]

---

1 You state that Thomson generally derives the holdings information available through the Services from publicly available sources. For example, you state that some of the information is derived from documents publicly available in the United States, such as from Forms 13F, Schedules 13D, and Schedules 13G filed under the Securities Exchange Act of 1934. You state that other information is derived from international sources of publicly available information, such as U.K. share register data and Asia/Pacific fund reports.

2 You state that Thomson derives this biographical and contact information primarily from non-public sources.

3 Telephone conversation between Wendy Friedlander of the staff and Mari-Anne Pisarri of Pickard and Djinis LLP on July 10, 2002.

You state that Thomson has implemented procedures that effectively prevent any person who seeks advisory services from gaining access to the Services. For example, you state that Thomson offers the Services exclusively pursuant to a licensing agreement ("Licensing Agreement "). The Licensing Agreement: (1) requires each user of the Services to have his or her own password to access the Services; and (2) forbids subscribers from divulging any information obtained through the Services to any other person.

Thomson proposes to provide the same type of information through the Services about investment managers of entities that rely on the exclusions from the definition of "investment company" provided in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 ("Investment Company Act") ("Private Funds") that it currently provides through the Services about the Companies' investment managers.[4] You state that some of the managers of Private Funds are not registered as investment advisers under the Advisers Act. You further state that information about these unregistered managers is not publicly available. Accordingly, Thomson proposes that unregistered managers of Private Funds will provide it with the information to be included through the Services' databases.

ANALYSIS

The Advisers Act generally defines "investment adviser" to be any person who, for compensation, engages in the business of advising others about investing in securities.[5] Section 203(a) of the Advisers Act generally requires investment advisers to register with the Commission, subject to certain exemptions and limitations.[6] As relevant to your request,

---

4 Section 3(c)(1) of the Investment Company Act excludes from the definition of "investment company" any issuer whose outstanding securities (other than short-term paper) are beneficially owned by not more than 100 persons and which is not making, and does not presently propose to make, a public offering of its securities.

Section 3(c)(7) of the Investment Company Act excludes from the definition of "investment company" any issuer whose outstanding securities are owned exclusively by persons who, at the time of acquisition of such securities, are qualified purchasers (as defined in Section 2(a)(51) of the Investment Company Act), and which is not making, and does not at that time propose to make, a public offering of its securities.

You have requested no assurances, and we are providing you with none, with respect to whether a Private Fund would be making a public offering under Thomson's proposal.

5 *See* Section 202(a)(11) of the Advisers Act.

6 *See, e.g.,* Section 203(b) of the Advisers Act (which provides certain exemptions from the registration requirements set forth in Section 203(a)); and Section 203A(a)(1) of the Advisers Act (which generally prohibits from registering with the Commission any investment adviser that is regulated or required to be regulated as an investment adviser in the State in which it maintains

Section 203(b)(3) of the Advisers Act exempts from the registration requirement any investment adviser who, during the preceding twelve months, has had fewer than fifteen clients and who does not hold itself out generally to the public as an investment adviser.

Under Thomson's proposal, unregistered managers of Private Funds will provide Thomson with biographical and contact information about themselves, which Thomson will make available to its subscribers through the Services. In your view, such managers would not be holding themselves out to the public as investment advisers merely by virtue of that conduct. You are concerned, however, that if those managers were to be deemed to be holding themselves out generally to the public as investment advisers by virtue of that conduct, those managers would be unable to rely on Section 203(b)(3) of the Advisers Act and would be required to register under the Advisers Act.[7] You therefore seek our assurance that we would not recommend enforcement action under Section 203(a) of the Advisers Act to the Commission against any Private Fund managers solely because they provide information about themselves to Thomson for inclusion in the Services.

You note that we have stated that advisers may be holding themselves out as investment advisers if they advertise advisory services, use the label "investment adviser" on business cards or stationery, list themselves as advisers in telephone, business, or building directories, or let it be known generally by word of mouth or otherwise that they are available to accept new advisory clients.[8] You further note that the Commission more recently has stated that: "if an adviser uses a publicly available electronic medium such as a World Wide Web site to provide

---

its principal office and place of business, unless the adviser: (i) has assets under management of not less than $25 million; or (ii) is the adviser to an investment company registered under the Investment Company Act).

7 *See* Lamp Technologies, Inc. (pub. avail. May 29, 1997) (investment adviser deemed not to be "holding itself out generally to the public as an investment adviser" solely by virtue of posting information about Private Funds on a password-protected web site that is accessible only by accredited investors); and Lamp Technologies, Inc. (pub. avail. May 29, 1998). You state that our position in these letters leaves open the issue of whether an investment adviser that posted information about itself, in addition to information about Private Funds that it manages, might cause it to be deemed to be holding itself out generally to the public as an investment adviser.

8 Exemption from Registration as an Investment Adviser for Certain Small Investment Advisers, Investment Advisers Act Release No. 1140, n.10 and accompanying text (Sept. 16, 1988) (discussing the meaning of holding oneself out as an investment adviser pursuant to Section 203(b)(3) of the Advisers Act). *See also* Edward J. Miller (pub. avail. Mar. 25, 1993); George J. Dippold (pub. avail. May 7, 1990); R. Bate (pub avail. June 28, 1988); Alan P. Woodruff (pub. avail. Aug. 20, 1987); and Grant G. Summers (pub. avail. Oct. 16, 1986).

information about its services, the adviser would not qualify for the exception from registration in Section 203(b)(3) of the Advisers Act."[9]

You argue, however, that the circumstances in which we have deemed investment advisers to be holding themselves out as investment advisers are those in which they identify themselves as investment advisers in communications that they know, or have reason to know, may reach potential advisory clients, or in which they let it be known publicly that they are willing to accept new advisory clients. You distinguish those situations from the circumstances in Thomson's proposal because Thomson makes, and will continue to make, the Services available exclusively to broker-dealers and fund managers and then only for the limited purposes and under the limited circumstances stated in your letter. Further, you argue that the procedures described in your letter (*i.e.*, that each individual user's access to the Services is password-protected, and that subscribers are contractually prohibited from divulging any information provided by the Services to any other person) effectively prevent persons who might be seeking advisory services from gaining access to the Services.

CONCLUSION

Without necessarily agreeing with your legal analysis, we would not recommend enforcement action to the Commission under Section 203(a) of the Advisers Act against Private Fund managers solely because they provide biographical and contact information about themselves to Thomson for inclusion in the Services. Our position is based upon the facts and representations set forth in your letter and in a telephone conversation with your counsel, particularly the representations that Thomson will continue to make the Services available exclusively to the institutional sales and trading desks of registered broker-dealers to streamline their communication with institutional investors for brokerage services and to fund managers to monitor their competition, and that Thomson has implemented procedures that effectively prevent persons who may be seeking advisory services from gaining access to the Services.[10]

This response expresses our views on enforcement action only and does not express any conclusions on the interpretive or other legal issues presented. You should note that any different facts or representations may require a different conclusion.

Wendy Finck Friedlander

Wendy Finck Friedlander
Senior Counsel

---

9 Use of Electronic Media by Broker-Dealers, Transfer Agents, and Investment Advisers for Delivery of Information, Investment Advisers Act Release No. 1562 at Section II. D. (May 9, 1996) (providing guidance by the Commission with respect to the use of electronic media for the delivery of information by investment advisers).

10 You have requested no assurances, and we are providing you with none, with respect to circumstances in which: (i) an unregistered investment adviser provides information about itself to Thomson for purposes other than as specified in your letter; and (ii) a subscriber uses the Services to seek advisory services.

PICKARD AND DJINIS LLP
ATTORNEYS AT LAW
1990 M STREET, N.W.
WASHINGTON, D. C. 20036

TELEPHONE
(202) 223-4418

TELECOPIER
(202) 331-3813

July 9, 2002

By Hand and Electronic Mail

Douglas J. Scheidt, Esq.
Associate Director (Chief Counsel)
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Scheidt:

This letter is submitted on behalf of Thomson Financial Inc. to request assurance that the Division of Investment Management will not recommend enforcement action to the Commission if private investment fund managers provide limited information about themselves and their funds to Thomson Financial for inclusion in databases that are used by institutional broker-dealers to market services to those funds. In particular, Thomson Financial seeks a no-action position to the effect that by providing certain contact and biographical information to the Thomson databases, private fund managers would not be "holding themselves out generally to the public" as investment advisers as that phrase is used in Section 203(b) of the Investment Advisers Act of 1940 ("Advisers Act").

Thomson Financial is a US$2 billion provider of data, analysis and information tools to the global investment community, and is a subsidiary of The Thomson Corporation, a leading e-information and solutions business. Thomson Financial's Sales and Trading Group acts as a facilitator for the global trading community, providing a suite of services designed to enhance liquidity and market intelligence. Among these are ShareWatch™ and BondWatch,™ which are the focus of this request. These services facilitate the targeting and prospecting of institutional customers in the equity and fixed-income markets in the manner described below.

DESCRIPTION OF THE SERVICES

ShareWatch is a comprehensive password-protected, web-based tool designed to help institutional broker-dealers target the buyers, owners and sellers of equity securities, for whom the broker-dealers seek to execute securities transactions. Subscribers use this service to identify new business opportunities based on current holdings, and to communicate directly with customers and potential customers through Thomson Financial's global network. In this way, ShareWatch helps the institutional brokerage community structure communications with customers and prospects, as well as match research and investment ideas with the needs of professional money managers.

Because of the nature of the service, Thomson Financial makes ShareWatch available almost exclusively to the institutional sales and trading desks of registered broker-dealers. There are no individual subscribers; in fact, the only other subscribers are a relatively small number of fund managers who use the service to monitor the holdings of competing funds with similar investment philosophies.[1] Furthermore, access to the service is tightly controlled. Thomson Financial makes ShareWatch available only pursuant to a License Agreement that requires each user to have his or her own password, and that forbids subscribers from redistributing, furnishing or otherwise disclosing any part of the service to any other firm, person or entity. Thus, the persons with access to the site are those interested in soliciting business from fund managers and not persons who wish to purchase funds or other advisory products or services offered by those managers.

As for the service's content, the equity holdings information contained in the ShareWatch database is drawn from 13F and 5% beneficial ownership filings in the U.S., UK share register data, Asia/Pacific fund reports and other global portfolio and declarable stakes data. In addition to the information about holdings, the database also contains contact and profile information for more than 60,000 global shareholders.[2] This contact and profile information – which is derived largely from nonpublic sources and is displayed solely for the purpose of enhancing subscribers' efforts to solicit business from the funds – includes phone numbers, fax numbers, e-mail addresses, subaccounts managed, biographical data, asset allocations and the like.

For purposes of this request, what the ShareWatch database omits is as relevant as what it contains. The service does not include any prospectuses, offering circulars, performance reports or other statements designed to sell funds or other investment management products and services to subscribers. Nor does it solicit information about prospective investors, include any mechanism through which sales of funds or investment management products or services can be made, or provide any information about how the funds may be purchased.

---

[1] Thomson Financial estimates that such buy-side institutions account for less than one percent of the ShareWatch user base.

[2] Information is included regarding 5,000 individual fund managers, 19,000 funds and 63,000 associated contacts. These associated contacts include buy-side traders and analysts but do not include sales or marketing personnel for the funds or for other investment management products.

Thomson Financial's BondWatch service is a parallel intelligence tool used for identifying institutional ownership of fixed-income securities for the purpose of selling brokerage services . BondWatch's database includes comprehensive ownership information for U.S. domestic fixed-income securities, asset-backed securities, corporate/high yield securities, government securities, mortgage-backed securities, municipals, preferred stock, private placements and convertible securities. BondWatch also allows institutional sell-side users to view relevant buy-side contact information similar to and for the same purpose as that provided by ShareWatch. Like ShareWatch, BondWatch does not contain any offering circulars or other sales materials; and it provides neither a mechanism for bond funds or fixed-income managers to sell their products or services to investors nor any information about how such funds or services may be acquired. Access to the BondWatch database is restricted in the same manner as is access to the ShareWatch database.

While ShareWatch and BondWatch traditionally have focused on holdings, contact and profile information relating to mutual funds, pension plans, insurance companies and variable annuities, information concerning private investment companies such as hedge funds is also of interest to the institutional broker-dealer community. Therefore, Thomson Financial plans to expand the ShareWatch and BondWatch databases to include full coverage of private fund holdings and contact information.

In particular, Thomson Financial will add to the ShareWatch and BondWatch databases hedge fund contact data such as the names, phone numbers, fax numbers and e-mail addresses of portfolio managers, analysts and traders, manager biographical data, and firm profile data such as the year a fund started, total assets, investment philosophy, industry focus, market focus, securities selection strategy and breakdown of assets (e.g., percentage of equity, fixed-income, cash, etc.) While the inclusion of such information in the ShareWatch and BondWatch databases is intended simply to streamline the way brokers prospect and communicate with private funds for whom they seek to execute securities transactions, and not so the private funds can solicit new investors or otherwise promote their advisers' services, Thomson Financial recognizes that such inclusion might raise certain questions under the federal securities laws.

DISCUSSION AND ANALYSIS

The managers of the private investment funds included in the ShareWatch and BondWatch databases may be registered under the Advisers Act or exempt from registration pursuant to Section 203(b)(3) of that statute.[3] Section 203(b)(3) exempts from investment

[3] In the alternative, these managers may be registered or exempt from registration under state laws, but state law issues are beyond the scope of this letter. The relief requested in this letter pertains solely to advisers relying on Section 203(b)(3).

adviser registration anyone who, during the preceding twelve months, has had fewer than fifteen clients and who neither holds himself out generally to the public as an adviser nor acts as an adviser to a registered investment company.

The staff has previously taken the position that a person may be deemed to "hold himself out generally to the public" as an investment adviser if he lets it be known by word of mouth through existing clients or otherwise, that he is willing to take on new clients.[4] Identifying oneself as an investment adviser in a communication that the adviser knows or has reason to know may reach potential advisory clients – such as business cards, letterhead, a phone book or a building or general business directory – may be sufficient to destroy the registration exemption.[5] More recently, the Commission has stated that: "if an adviser uses a publicly available electronic medium such as a World Wide Web site to provide information about its services, the adviser would not qualify for the exception from registration in Section 203(b)(3) of the Advisers Act."[6] Conversely however, we submit that an adviser cannot be said to hold himself out to the public where he communicates through a medium that is not foreseeably available to potential advisory clients.

With regard to ShareWatch and BondWatch, the nature of the communication indicates that including limited information about private funds and their managers in these databases would not cause unregistered fund managers to hold themselves out to the public as investment advisers. First and most importantly, ShareWatch and BondWatch are not even available, much less directed, to consumers of advisory services. On the contrary, Thomson makes these services available exclusively to the institutional sales and trading desks of broker-dealers to streamline communications with institutional investors for brokerage services, and to a handful of fund managers to keep an eye on their competition. Furthermore, Thomson Financial has implemented the procedures described elsewhere in this letter,[7] which effectively prevent persons who may be seeking advisory services from gaining access to the ShareWatch and BondWatch databases.

---

[4] *Edward J. Miller* (pub. avail. Mar. 25, 1993); *Michael B. Miller*, 1980 SEC No-Act. LEXIS 3114 (March 21, 1980); and *Weiss, Barton Asset Management*, 1981 Fed. Sec. L. Rep. (CCH) ¶ 76,839 (pub. avail. March 12, 1981).

[5] *R. Bate*, 1988 SEC No-Act. LEXIS 847 (June 28, 1988).

[6] Use of Electronic Media by Broker-Dealers, Transfer Agents, and Investment Advisers for Delivery of Information, Investment Advisers Act Rel. No 1562 at Section II.D. (May 9, 1996) (providing guidance by the Commission with respect to investment advisers' use of electronic media for the delivery of information).

[7] As described above, each individual user's access to ShareWatch and BondWatch is password-protected, and subscribers are contractually prohibited from divulging any part of the services to any other firm, person or entity.

We respectfully submit, therefore, that an unregistered adviser who provides contact and biographical information for inclusion in the ShareWatch and BondWatch databases would not be holding itself out generally to the public as an investment adviser within the meaning of section 203(b)(3) of the Advisers Act.

CONCLUSION

Based upon the foregoing, we ask for your assurance that you will not recommend that the Commission take enforcement action if limited information about private investment funds and their managers is included in the ShareWatch and BondWatch databases under the controlled circumstances described in this letter. If you need any further information on this matter, please do not hesitate to contact the undersigned.

Very truly yours,

Mari-Anne Pisarri

Mari-Anne Pisarri

cc: Stephen K. Lynner

PICKARD AND DJINIS LLP
ATTORNEYS AT LAW
1990 M STREET, N.W.
WASHINGTON, D. C. 20036

TELEPHONE
(202) 223-4418

TELECOPIER
(202) 331-3813

July 9, 2002

By Hand and Electronic Mail

Douglas J. Scheidt, Esq.
Associate Director (Chief Counsel)
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Scheidt:

This letter is submitted on behalf of Thomson Financial Inc. to request assurance that the Division of Investment Management will not recommend enforcement action to the Commission if private investment fund managers provide limited information about themselves and their funds to Thomson Financial for inclusion in databases that are used by institutional broker-dealers to market services to those funds. In particular, Thomson Financial seeks a no-action position to the effect that by providing certain contact and biographical information to the Thomson databases, private fund managers would not be "holding themselves out generally to the public" as investment advisers as that phrase is used in Section 203(b) of the Investment Advisers Act of 1940 ("Advisers Act").

Thomson Financial is a US$2 billion provider of data, analysis and information tools to the global investment community, and is a subsidiary of The Thomson Corporation, a leading e-information and solutions business. Thomson Financial's Sales and Trading Group acts as a facilitator for the global trading community, providing a suite of services designed to enhance liquidity and market intelligence. Among these are ShareWatch™ and BondWatch,™ which are the focus of this request. These services facilitate the targeting and prospecting of institutional customers in the equity and fixed-income markets in the manner described below.

DESCRIPTION OF THE SERVICES

ShareWatch is a comprehensive password-protected, web-based tool designed to help institutional broker-dealers target the buyers, owners and sellers of equity securities, for whom the broker-dealers seek to execute securities transactions. Subscribers use this service to identify new business opportunities based on current holdings, and to communicate directly with customers and potential customers through Thomson Financial's global network. In this way, ShareWatch helps the institutional brokerage community structure communications with customers and prospects, as well as match research and investment ideas with the needs of professional money managers.

Because of the nature of the service, Thomson Financial makes ShareWatch available almost exclusively to the institutional sales and trading desks of registered broker-dealers. There are no individual subscribers; in fact, the only other subscribers are a relatively small number of fund managers who use the service to monitor the holdings of competing funds with similar investment philosophies.[1] Furthermore, access to the service is tightly controlled. Thomson Financial makes ShareWatch available only pursuant to a License Agreement that requires each user to have his or her own password, and that forbids subscribers from redistributing, furnishing or otherwise disclosing any part of the service to any other firm, person or entity. Thus, the persons with access to the site are those interested in soliciting business from fund managers and not persons who wish to purchase funds or other advisory products or services offered by those managers.

As for the service's content, the equity holdings information contained in the ShareWatch database is drawn from 13F and 5% beneficial ownership filings in the U.S., UK share register data, Asia/Pacific fund reports and other global portfolio and declarable stakes data. In addition to the information about holdings, the database also contains contact and profile information for more than 60,000 global shareholders.[2] This contact and profile information – which is derived largely from nonpublic sources and is displayed solely for the purpose of enhancing subscribers' efforts to solicit business from the funds – includes phone numbers, fax numbers, e-mail addresses, subaccounts managed, biographical data, asset allocations and the like.

For purposes of this request, what the ShareWatch database omits is as relevant as what it contains. The service does not include any prospectuses, offering circulars, performance reports or other statements designed to sell funds or other investment management products and services to subscribers. Nor does it solicit information about prospective investors, include any mechanism through which sales of funds or investment management products or services can be made, or provide any information about how the funds may be purchased.

---

[1] Thomson Financial estimates that such buy-side institutions account for less than one percent of the ShareWatch user base.

[2] Information is included regarding 5,000 individual fund managers, 19,000 funds and 63,000 associated contacts. These associated contacts include buy-side traders and analysts but do not include sales or marketing personnel for the funds or for other investment management products.

Thomson Financial's BondWatch service is a parallel intelligence tool used for identifying institutional ownership of fixed-income securities for the purpose of selling brokerage services . BondWatch's database includes comprehensive ownership information for U.S. domestic fixed-income securities, asset-backed securities, corporate/high yield securities, government securities, mortgage-backed securities, municipals, preferred stock, private placements and convertible securities. BondWatch also allows institutional sell-side users to view relevant buy-side contact information similar to and for the same purpose as that provided by ShareWatch. Like ShareWatch, BondWatch does not contain any offering circulars or other sales materials; and it provides neither a mechanism for bond funds or fixed-income managers to sell their products or services to investors nor any information about how such funds or services may be acquired. Access to the BondWatch database is restricted in the same manner as is access to the ShareWatch database.

While ShareWatch and BondWatch traditionally have focused on holdings, contact and profile information relating to mutual funds, pension plans, insurance companies and variable annuities, information concerning private investment companies such as hedge funds is also of interest to the institutional broker-dealer community. Therefore, Thomson Financial plans to expand the ShareWatch and BondWatch databases to include full coverage of private fund holdings and contact information.

In particular, Thomson Financial will add to the ShareWatch and BondWatch databases hedge fund contact data such as the names, phone numbers, fax numbers and e-mail addresses of portfolio managers, analysts and traders, manager biographical data, and firm profile data such as the year a fund started, total assets, investment philosophy, industry focus, market focus, securities selection strategy and breakdown of assets (*e.g.*, percentage of equity, fixed-income, cash, etc.) While the inclusion of such information in the ShareWatch and BondWatch databases is intended simply to streamline the way brokers prospect and communicate with private funds for whom they seek to execute securities transactions, and not so the private funds can solicit new investors or otherwise promote their advisers' services, Thomson Financial recognizes that such inclusion might raise certain questions under the federal securities laws.

DISCUSSION AND ANALYSIS

The managers of the private investment funds included in the ShareWatch and BondWatch databases may be registered under the Advisers Act or exempt from registration pursuant to Section 203(b)(3) of that statute.[3] Section 203(b)(3) exempts from investment

---

[3] In the alternative, these managers may be registered or exempt from registration under state laws, but state law issues are beyond the scope of this letter. The relief requested in this letter pertains solely to advisers relying on Section 203(b)(3).

adviser registration anyone who, during the preceding twelve months, has had fewer than fifteen clients and who neither holds himself out generally to the public as an adviser nor acts as an adviser to a registered investment company.

The staff has previously taken the position that a person may be deemed to "hold himself out generally to the public" as an investment adviser if he lets it be known by word of mouth through existing clients or otherwise, that he is willing to take on new clients.[4] Identifying oneself as an investment adviser in a communication that the adviser knows or has reason to know may reach potential advisory clients – such as business cards, letterhead, a phone book or a building or general business directory – may be sufficient to destroy the registration exemption.[5] More recently, the Commission has stated that: "if an adviser uses a publicly available electronic medium such as a World Wide Web site to provide information about its services, the adviser would not qualify for the exception from registration in Section 203(b)(3) of the Advisers Act."[6] Conversely however, we submit that an adviser cannot be said to hold himself out to the public where he communicates through a medium that is not foreseeably available to potential advisory clients.

With regard to ShareWatch and BondWatch, the nature of the communication indicates that including limited information about private funds and their managers in these databases would not cause unregistered fund managers to hold themselves out to the public as investment advisers. First and most importantly, ShareWatch and BondWatch are not even available, much less directed, to consumers of advisory services. On the contrary, Thomson makes these services available exclusively to the institutional sales and trading desks of broker-dealers to streamline communications with institutional investors for brokerage services, and to a handful of fund managers to keep an eye on their competition. Furthermore, Thomson Financial has implemented the procedures described elsewhere in this letter,[7] which effectively prevent persons who may be seeking advisory services from gaining access to the ShareWatch and BondWatch databases.

---

4 *Edward J. Miller* (pub. avail. Mar. 25, 1993); *Michael B. Miller*, 1980 SEC No-Act. LEXIS 3114 (March 21, 1980); and *Weiss, Barton Asset Management*, 1981 Fed. Sec. L. Rep. (CCH) ¶ 76,839 (pub. avail. March 12, 1981).

5 *R. Bate*, 1988 SEC No-Act. LEXIS 847 (June 28, 1988).

6 Use of Electronic Media by Broker-Dealers, Transfer Agents, and Investment Advisers for Delivery of Information, Investment Advisers Act Rel. No 1562 at Section II.D. (May 9, 1996) (providing guidance by the Commission with respect to investment advisers' use of electronic media for the delivery of information).

7 As described above, each individual user's access to ShareWatch and BondWatch is password-protected, and subscribers are contractually prohibited from divulging any part of the services to any other firm, person or entity.

We respectfully submit, therefore, that an unregistered adviser who provides contact and biographical information for inclusion in the ShareWatch and BondWatch databases would not be holding itself out generally to the public as an investment adviser within the meaning of section 203(b)(3) of the Advisers Act.

CONCLUSION

Based upon the foregoing, we ask for your assurance that you will not recommend that the Commission take enforcement action if limited information about private investment funds and their managers is included in the ShareWatch and BondWatch databases under the controlled circumstances described in this letter. If you need any further information on this matter, please do not hesitate to contact the undersigned.

Very truly yours,

Mari-Anne Pisarri

Mari-Anne Pisarri

cc: Stephen K. Lynner